January 31, 2014

VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
One Station Place
100 F Street, NE
Washington, DC 20549-6010
Attn: Mr. J. Nolan McWilliams

Re:    Orbitz Worldwide, Inc.
Registration Statement on Form S-3
Filed December 5, 2013
File No. 333-192669

Form 10-K for the year ended December 31, 2012
Filed March 5, 2013

Form 10-Q for the quarter ended September 30, 2013
Filed November 5, 2013
File No. 001-33599
Ladies and Gentlemen:
This letter sets forth the response of Orbitz Worldwide, Inc. (“we” or “our”) to the comments on the above-referenced filings provided by the Staff of the Division of Corporation Finance of the Securities and Exchange Commission by letter dated December 30, 2013.

Each of the Staff’s comments is restated below in bold type and is followed by our response.

Form S-3

General

1.
We note your disclosure on the prospectus cover page that the selling security holder may offer any of the securities being registered, including common stock, preferred stock, depositary shares, debt securities, warrants, purchase contracts or units. Please reconcile this with your disclosure in the first paragraph on page 12 which only references common stock.

Company response:

We have revised our disclosure on the prospectus cover page to make it clear that the selling security holder will offer only common stock.

500 West Madison
Suite 1000
Chicago, IL 60661
USA

United States Securities and Exchange Commission
January 31, 2014

2.
We note that you have not named TDS Investor as a statutory underwriter pursuant to Section 2(a)(11) of the Securities Act of 1933. Please provide a detailed legal analysis explaining why this is not necessary or revise to name TDS Investor as an underwriter. For guidance, refer to Interpretive Response 612.09 of the Securities Act Rules Compliance and Disclosure Interpretations.

Company response:

Under the caption “Plan of Distribution” on page 13 of the prospectus included in the Registration Statement as originally filed, we included the following statement:

“The selling security holder may be deemed to be an underwriter, and any discounts and commissions it receives and any profit it realizes on the resale of the securities may be deemed to be underwriting discounts and commissions under the Securities Act of 1933.”

Notwithstanding our inclusion of the language above, we respectfully submit that there is a reasonable basis to conclude that TDS Investor is not, in fact, a statutory underwriter pursuant to Section 2(a)(11) of the Securities Act of 1933. As noted in Interpretive Response 612.09 of the Securities Act Rules Compliance and Disclosure Interpretations, when assessing whether a selling security holder should be deemed to be a statutory underwriter pursuant to Section 2(a)(11) “consideration should be given to how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.”

With respect to TDS Investor, we note the following facts:

•
The selling security holder was the sole stockholder of Orbitz Worldwide, Inc. prior to our initial public offering in July 2007, and 39,792,148 shares of the shares to be offered by the selling security holder have been owned by it since prior to that initial public offering. The remaining shares to be offered by the selling security holder were acquired from us on January 13, 2010. The selling stockholder has accepted the market risk of its investment and demonstrated its original desire to purchase the shares and hold them as an investment.

•
The 2007 acquisition by the selling security holder was a result of a corporate reorganization by the selling security holder’s parent and not with a view to distribution. The 2010 acquisition was pursuant to a private placement of securities by the Company in which the selling security holder’s parent represented to us that the shares were being acquired for investment purposes only and not with a view to, or for resale in connection with, any distribution thereof within the meaning of the Securities Act.

United States Securities and Exchange Commission
January 31, 2014

•	While the selling security holder currently holds approximately 44.8% of our outstanding common stock, the selling security holder is no longer part of a group owning a majority of our common stock.

•	The selling security holder did not and does not currently have any other agreement or understanding, directly or indirectly, with any other person, including the Company, to resell the shares.

•	The selling security holder is not in the business of underwriting securities.

•
The number of shares involved in the proposed registration is within the Staff’s prior guidelines for valid secondary offerings, including those set forth in Securities Act Forms Compliance and Disclosure Interpretation 216.14.

•
The Company will not receive any proceeds from the sale of shares by the selling security holder, and the selling security holder will not receive any proceeds from the sale of any securities by the Company.

Based on the totality of the circumstances, the selling security holder is not acting as a conduit for the Company. Accordingly, we respectfully submit to the Staff that there is a reasonable basis to conclude that the selling security holder is not, and should not be considered, an “underwriter” under Section 2(a)(11) of the Act with respect to the resale of the shares covered by the Registration Statement. Rather, we believe that the resales, if any, covered by the Registration Statement represent a true secondary offering, consistent with, among other things, Securities Act Rules Compliance and Disclosure Interpretation 612.09.

Description of Purchase Contracts, page 9

3.
We note that you contemplate offering purchase contracts for the purchase or sale of securities issued by third parties, a basket of such securities, an index or indices of such securities, or any combination of the aforementioned as specified in the applicable prospectus supplement. Please explain to us what plans you have for issuing such purchase contracts and provide us with an example of the disclosure you intend to provide about these securities in connection with any such offering. Additionally, to the extent you offer purchase contracts consisting of securities or obligations of third parties, please have counsel, as applicable, revise its opinion to address the legality of each component of the purchase contracts. Alternatively, please remove any language regarding the offering of purchase contracts consisting of securities or obligations of third parties.

United States Securities and Exchange Commission
January 31, 2014

Company response:

We have no plans for issuing purchase contracts consisting of securities or obligations of third parties. Accordingly, we have revised the prospectus to remove any language regarding the offering of purchase contracts consisting of securities or obligations of third parties.

4.	In this regard, please explain to us what plans you have for issuing purchase contracts for commodities. In your response, please describe to us the commodities involved.

Company response:

We have no plans for issuing purchase contracts for commodities. Accordingly, we have revised the prospectus to remove any language regarding the offering of purchase contracts for commodities.

Exhibit 5.1

5.
It does not appear that the legal opinion opines as to the legality of the Depositary Shares. Please have counsel opine that the Depositary Shares will, when sold, be legally issued and will entitle their holders to the rights specified in the deposit agreement. For guidance, see section II.B.1 d. of Staff Legal Bulletin No. 19 (Oct. 14, 2011).

Company response:

We have filed a revised opinion of counsel that includes an opinion that the Depositary Shares will, when sold, be legally issued and will entitle their holders to the rights specified in the deposit agreement.

Form 10-K for Fiscal Year Ended December 31, 2012

Brand Portfolio – Orbitz, page 4

6.
You made a change to your Orbitz Price Assurance program in that you now provide the customer with a 110% credit in loyalty points or "Orbucks" for use on certain hotel bookings for the difference up to $250 for airline tickets and up to $500 for hotel stays. Prior to August 2012, you provided the customer with a cash refund. Please expand your notes to the financial statements to include disclosure of your accounting policy for the assurance program. Additionally, compare and contrast for us your accounting of the assurance program before and after August 2012, including the impact of the change in the program on your financial statements.

United States Securities and Exchange Commission
January 31, 2014

Company response:

Prior to August 2012, the Company provided customers a cash refund for the difference between the amount paid by the customer for air and hotel travel and any identical booking made at a later date at a lower price in accordance with the terms and conditions of the Orbitz Price Assurance program. In accordance with the terms of the program, once the initial booking was made, the Company monitored whether the criteria for a refund were achieved through the date of travel and, if the criteria were met, would mail a check to the customer. For each booking subject to the Price Assurance program, the Company recognized the related reduction in revenue at the time of booking. The reduction in revenue was estimated using historical transactional data, which the Company finds to be sufficient and reliable evidence of the amount that would be refunded to the customer. Effective August 2012, the Company changed the terms and conditions of the Price Assurance program to provide customers a credit in loyalty points equal to 110% of the difference between the amount paid by the customer for air and hotel travel and any identical booking made at a later date at a lower price, instead of providing a cash refund. The loyalty points earned can be used for future hotel travel on the Orbitz website; credits earned expire one year from the date of issuance. This change in the program did not result in a significant change in the accounting for the assurance program. The Company continued to recognize the related reduction in revenue at the time of booking and maintained a reserve for the loyalty points credited to the customer. As the Company did not have sufficient history to evaluate breakage on the loyalty points issued under this program, the reserve was recorded based on the full value of the loyalty points issued. In the fourth quarter of 2013, the Company determined that it had sufficient historical information to estimate a breakage amount for Orbucks issued under the price assurance program that will not be redeemed in the future. Therefore, the Company revised its estimate and will record an immaterial adjustment to the liability.

The total charges related to the Price Assurance program in the year ended December 31, 2012 amounted to less than 1% of air and hotel revenue. The Company discontinued the program in October 2013 and the credits issued pursuant to the program are now limited to bookings made prior to that time. In future filings, the Company will add the following disclosure to its Significant Accounting Policies.

“The Company issued credits in the form of loyalty points related to certain consumer price protection programs. The Company reduced revenue upon issuance of these points based on the estimated redemptions expected for these points. In the fourth quarter of 2013, the Company discontinued the program. Also in the fourth quarter of 2013, the Company determined it had sufficient history to determine the number of points under the program that will not be redeemed and recorded an immaterial adjustment to the liability.”

We would like to supplementally advise the staff that in the fourth quarter of 2013 we launched the Orbitz loyalty program. In future filings, the Company will add the

United States Securities and Exchange Commission
January 31, 2014

following disclosure to its Significant Accounting Policies to describe its customer loyalty programs.

“The Company issues credits in the form of points related to its loyalty programs. The value of points earned by loyalty program members is included in accrued liabilities and recorded as a reduction of revenue at the time the points are earned, based on the percentage of points that are projected to be redeemed.”

Item 6. Selected Financial Data, page 34

7.
You disclose in note a to the table on page 34 that during the first quarter of 2011 you changed the classification of expenses for commissions paid to private label partners from cost of revenue to marketing expense. Please tell us your basis for the change in classification and why you believe your revised presentation is appropriate.

Company response:

As noted, the Company changed its classification of commissions paid to private label partners in the first quarter of 2011. The Company does not present a measure of gross profit. When determining the classification of expenses for commissions paid to private label partners, the Company considered accounting literature related to the classification of expenses. As GAAP is not prescriptive as to where in the income statement expenses of this nature shall be classified, the Company then considered the nature of the expense in light of the Company’s other types of costs and expenses and industry practice. The Company views the payment of commissions to private label distribution partners (partners that use the Company’s technology and/or inventory on their branded product) as a booking acquisition cost similar in nature to commissions paid to marketing partners which also represent payments to generate consumer demand and which have historically been reported as marketing expense. Further, industry practice, including that of Expedia, Inc., is to classify private label and affiliate program commissions as “Selling and Marketing” expense in the financial statements.

Accordingly, the Company finds that the revised presentation, classifying both commissions to private label partners and commissions paid to marketing partners as marketing expense, is appropriate as it more closely reflects the true nature of the expense and more closely aligns with industry practice. Further, the types of costs and expenses included within each line of the income statement are clearly disclosed in Footnote 2, Summary of Significant Accounting Policies, allowing users of the financial statements sufficient information to understand the results of operations. The Company does not believe that this reclassification represents a change in accounting principle, accounting estimate, or reporting entity, and the change does not result from the correction of an error; rather, it is a change from one acceptable method of presentation to another.

United States Securities and Exchange Commission
January 31, 2014

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 35

Overall Financial Results, page 36

8.
Please explain to us and disclose the changes you made with respect to certain revenue management strategies in September 2011, and how your accounting for revenue recognition was impacted. Quantify for us and in your disclosure the impact of these changes on your results.

Company response:

The Company began charging varying fees on certain product transactions for certain of its brands in September 2011. These fees are recognized as revenue similar to the underlying product sold and in the same manner as fees charged on other products and services. Therefore, the revenue management strategies did not alter the accounting for revenue recognition. The Company occasionally adjusts its transaction fees on certain products, which at times may raise or lower revenue and profitability. Although we are not able to reliably isolate or quantify the impact of a change in fees on transaction volume, we believe the observed decrease in volume following fee increases indicates that a causal relationship exists. In future filings, the Company will expand its disclosures to clarify that the revenue management strategies specifically included charging varying fees on certain product transactions and for certain brands.

Goodwill and Indefinite-Lived Intangibles Assets, page 48

9.
You disclose that during the fourth quarter of 2012 you modified your financial forecasts due in part to expected changes in growth and certain supplier economics which indicated a decrease in the anticipated future cash flows compared with previous forecasts. Please tell us the factors that existed prior to the fourth quarter of 2012 that were modified in your goodwill impairment assessment during the fourth quarter and how and why they changed, and why such modified information was not previously available for you to consider at an earlier time during 2012.

Company response:

In accordance with ASC 350, we continually monitor if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount or indicate that an intangible asset not subject to amortization might be impaired. As disclosed, during the fourth quarter of 2012, we modified our financial forecasts primarily to reflect expected changes in growth and supplier economics. The relevant factors driving the decline in our forecasts were decreases in projected revenue. Specifically, in the fourth quarter, we projected (i) a shortfall in the American Express average transaction rates (this partnership did not start transacting until late in the third quarter of 2012), (ii) lower volumes being directed to our sites from meta search sites that

United States Securities and Exchange Commission
January 31, 2014

we were unlikely to be able to replace (Kayak, which had been one of the main meta search partners, was acquired by Priceline, Inc. in November of 2012), and (iii) larger than previously anticipated decreases in supplier economics as agreements renew over the next several years.

The impact of these negative factors had minimal impact on revenue for the three and nine months ended September 30, 2012. As discussed in our Form 10-Q for the quarter ended September 30, 2012, the revenue per ticket for air and the net revenue per room night for hotels (our two largest revenue components) increased versus the comparable periods in the prior year, although air volume was down somewhat while hotel volume increased slightly. The forecasted declines in revenue were identified during the Company’s annual planning cycle and reflected the shortfall seen in American Express rates primarily in the fourth quarter of 2012, assumptions related to the impact in meta search volumes in future periods and projected increases in pricing pressures expected to impact contractual rates as certain supplier contracts renew in future periods. Therefore, the modified information was generally not significant or available and there were no other events or circumstances that triggered an impairment valuation prior to the fourth quarter of 2012.

Item 8. Financial Statements and Supplementary Data, page 52

Consolidated Statements of Cash Flows, page 56

10.
In regard to the line for “payments on tax sharing liability” within the financing activities section, please explain to us if any portion of the payments represents interest accrued on the liability, and if so, why this portion is not presented as an operating activity.

Company response:

We confirm that the amount of the benefit paid reflected as a financing activity does not include any interest accrued.

Notes to Consolidated Financial Statements, page 59

Note 2. Summary of Significant Accounting Policies, page 59

Revenue Recognition, page 60

11.
Under the merchant model, you state you do not take on credit risk with the customer but that you are subject to charge-backs and fraud risk. Please explain to us why credit risk is not attributed to you and tell us who undertakes the credit risk.

United States Securities and Exchange Commission
January 31, 2014

Company response:

Under the merchant model the Company receives payment for a reservation from a customer via credit card, debit card or certain other electronic payment providers (collectively “Payment Providers”). The Payment Providers transmit payment for the reservations within one to two days of the booking date. The Payment Providers take on the risk of collecting funds from the customer. The Company is subject to fraud because it may be charged by the Payment Providers for fraudulent charges after the Company has remitted funds to the supplier. In other instances, the customer may be dissatisfied with some aspect of their travel and contest the transaction with the credit card vendor, which could result in a chargeback. In future filings, the Company will add similar disclosure as stated above to clarify the nature of its credit risk under the merchant model.

Note 11. Equity Based Compensation, page 79

Performance Based Restricted Stock Units, page 80

12.
Please explain to us your accounting for and the impact of the modification in December 2012 of the performance condition for the PSU's. Also, tell us how your treatment complies with the applicable provisions of ASC 718-10 in regard to modification of awards. Further tell us, and disclose pursuant to ASC 718-10-50-2.h.2.iii, the total incremental compensation cost resulting from the modification.

Company response:

As noted in the Company’s Note 11 to the Audited Financial Statements (per the 2012 Form 10-K), we issued 1,425,000 PSU's in June 2012 with a fair value per share of $3.65, subject to satisfying a net revenue performance condition. As noted in Note 8 to the Condensed Consolidated Financial Statements filed under Form 10-Q for the nine months ended September 30, 2012, we did not expect the performance condition would be met. Therefore, for the nine months ended September 30, 2012, the expense recognized related to the PSU's was nil.

As disclosed in our Form 10-K, in December 2012, at which time the fair value per share was $2.40, the Compensation Committee of the Board of Directors modified the performance condition for the 1,425,000 PSU's. In addition, we disclosed that we expected the modified performance condition would be met (the condition was in fact met in the first quarter of 2013) and that the fair value was being recognized over the requisite service period (the date of modification through the vesting dates).

We concluded that the modification represents a Type III modification pursuant to ASC 718-20-55-108, whereby at the date of the modification, the awards were not expected to vest under the original performance condition, but were expected to vest under the modified performance condition. Accordingly, the compensation expense for the new

United States Securities and Exchange Commission
January 31, 2014

award is being recognized prospectively from the date of the modification in December 2012.

In future filings, we will clarify that the aggregate fair value of $3,420,000 (1,425,000 shares at $2.40 per share) represents the incremental and total expense resulting from the modification of the PSU's.

Note 15. Related Party Transactions, page 84

13.
You state your belief that the indicated agreements with related parties have been executed on terms comparable to those available from unrelated third parties. This appears to imply that the transactions conducted thereunder are carried out on an arm’s-length basis. Pursuant to ASC 850-10-50-5, representations about transactions with related parties shall not imply that related party transactions were consummated on terms equivalent to those that prevail in arm's-length transactions unless such representations can be substantiated. Please revise to either substantiate your belief or remove this assertion, as appropriate.

Company response:

In future filings, we will not include language representing that such transactions were carried out on terms equivalent with arm’s-length transactions, unless we substantiate such claims pursuant to ASC 850-10-50-5.

Definitive Proxy Statement on Schedule 14A

Long-Term Performance and Equity-Based Incentive Compensation, page 26

14.
We note your disclosure that the named executive officers did not meet the revenue goal established for the performance-based restricted stock units for 2012 performance which would have resulted in the awards being forfeited. We also note that the Compensation Committee amended the performance goal for these awards in December 2012 to extend the performance period through December 2013, and the named executive officers achieved the modified performance goal in February 2013. Please explain why the Compensation Committee modified the performance goal to allow the named executive officers more time to achieve the goal and disclose whether there were any accounting implications as a result of such modification.

Company response:

The PSU's granted to named executive officers in June 2012 were initially subject to achievement of a revenue goal of $785 million for the year ended December 31, 2012. The Compensation Committee amended the grants to provide that the revenue goal would be met, and the PSU's not forfeited, if the Company achieved the revenue goal of $785 million in any trailing twelve month period ending on or prior to December 31, 2013. The

United States Securities and Exchange Commission
January 31, 2014

Compensation Committee considered numerous factors in making this determination, including:

(i)	Certain factors unrelated to the performance of management had contributed to the lower revenue for the year;

(ii)
Attainment of the goal was very close at year-end and it was in shareholders’ best interests for the Committee to extend the goal in order to keep the pressure on executives to achieve the goal, which in fact was achieved on February 28, 2013, shortly after year-end; and

(iii)
Motivation and retention of management, especially as there were no annual incentive plan payments for the executives. It was crucial to maintain stability in the top leadership team in order to allow Orbitz to deliver on its strategic objectives and create the value that was seen in 2013.

As noted in the Company’s response to item 12 above, the modification resulted in incremental stock-based compensation of $3,420,000 as the fair value of awards prior to the modification was nil.

Form 10-Q for the Quarter Ended September 30, 2013

Note 11. Income Taxes, page 21

15.
You disclose that the completion of your long-term financing arrangement in the first quarter of 2013 resolved a significant negative factor that enabled you to release $165.7 million in valuation allowances against deferred income tax assets in fiscal 2013. Please tell us the significant negative factor that was resolved and explain why/how it was resolved by the new financing arrangement. Explain to us why and how the new financing arrangement impacted your evaluation of a valuation allowance and determination of income tax expense in general. In particular, tell us the factors existing prior to the new financing arrangement that were affected by or changed as a result of the new arrangement and why the new arrangement was able to affect them differently than the prior financing arrangements in place such that a valuation allowance was no longer necessary.

Company response:
When evaluating the need for a valuation allowance, the Company considers the weighting of the positive and negative evidence as required under ASC 740. As of December 31, 2012, the Company believed the most significant negative factor preventing the Company from more likely than not utilizing its deferred tax assets, was the expected interest rates under which the Company would be able to refinance its term loans and revolving credit facility and the resulting higher interest expense. Based on market conditions and discussions with our lead lender, potential financing sources and advisors, the Company believed the interest rates pursuant to a refinancing would likely

United States Securities and Exchange Commission
January 31, 2014

be materially higher than under its then-current agreements in place as of December 31, 2012. The probability and magnitude of the potential increase in interest expense in future periods as a result of the anticipated refinancing were significant enough as of December 31, 2012 to cause management to conclude that it was not more likely than not the Company would realize its deferred tax assets.
In March 2013, subsequent to the filing of the 2012 Form 10-K, the Company engaged in refinancing discussions and successfully refinanced its term loans and revolving credit facility at interest rates that, although higher than those on its pre-existing debt, were significantly lower than the rates previously expected to be available to the Company. The effective interest rates on the refinanced debt resulted in significantly lower than expected interest expense (thereby increasing our projected U.S. taxable income) and was favorable enough to resolve this negative factor (as disclosed in Note 11 to the condensed consolidated financial statements in Form 10-Q for the quarter ended September 30, 2013).
The Company will expand and clarify the discussion in its Form 10-K for the year ended December 31, 2013 regarding the resolution of this negative factor contributing to the release of the domestic valuation allowance. In its Form 10-K for the year ended December 31, 2013 and relevant future filings, the Company will include the following disclosure in its Income Tax footnote.

“Following completion of our long-term financing arrangement in the first quarter of 2013, which resolved a significant negative factor, and based on recent and expected future taxable income, we believe it is more likely than not that our deferred tax assets will be realized. Specifically, the Company had expected that interest rates and interest expense on a debt refinancing would be significantly higher than the rates actually achieved.”

16.
You disclose that you recorded an impairment of goodwill during the fourth quarter of 2012 because you modified your financial forecasts due in part to expected changes in growth and certain supplier economics which indicated a decrease in the anticipated future cash flows as a result of lower than expected performance and future cash flows. Please explain to us how your evaluation in fiscal 2013 of the valuation allowance against deferred income tax assets considered and was impacted by the modified forecasts and the consistency of the conclusions reached in regard to goodwill impairment in fiscal 2012 and the valuation allowance in 2013 with respect to these modified forecasts.

Company response:

The Company’s goodwill impairment was based on valuations of projected discounted cash flows (excluding interest expense) and substantiated by our market capitalization at December 31, 2012. The projections utilized for the evaluation of the valuation allowance against deferred income tax assets were consistent with those utilized to develop the

United States Securities and Exchange Commission
January 31, 2014

projected discounted cash flows for the goodwill impairment evaluation at December 31, 2012 and were considered as part of the evidence supporting our conclusion to maintain a full valuation allowance at December 31, 2012 . However, as noted in the response to comment #15 above, in 2013 the Company was able to refinance its debt at a significantly better rate than it had projected. The updated financial forecasts, when considered with the other positive and negative evidence as of March 31, 2013, resulted in management concluding that the positive evidence supported the release of a majority of the valuation allowance for US deferred tax assets as noted under the response to comment #15 above.

As noted under our response to comment #15 above, the Company will expand and clarify the discussion in its Form 10-K for the year ended December 31, 2013 regarding the resolution of this negative factor contributing to the release of the domestic valuation allowance.

Management’s Discussion and Analysis, page 22

Liquidity and Capital Resources, page 28

Cash Flows, page 30

Operating Activities, page 30

17.
Please quantify each factor indicated so that investors may understand their magnitude and relative impact. Also, clarify the overall impact on your operating cash flows for 2013 after consideration of the $26.1 million in Hawaii excise tax payments made in the year that appears to have negatively impacted operating cash flows, that is, disclose this impact and if there are any additional matters that had a direct offsetting positive impact in arriving at your net operating cash flows for the period.

Company response:

We generated cash flow from operations of $178.1 million for the nine months ended September 31, 2013 as compared with $106.1 million for the nine months ended September 30, 2012. The increase in cash flow from operations was due primarily to the growth in global merchant hotel transactions and related accrued merchant payable of $40.6 million, the timing of payments of accrued expenses of $22.4 million and a decrease in accounts receivable of $8.7 million. The Company paid an aggregate of $26.1 million to the State of Hawaii related to certain disputed general excise taxes (see Note 4 to the Condensed Consolidated Financial Statements) of which $21.9 million has been recognized as an asset and was remitted to the State of Hawaii as a requirement to appeal the assessment. That portion of the payment negatively impacted operating cash flows and is included in “Other” under the caption “Changes in assets and liabilities” in the operating activities section of the Condensed Consolidated Statements of Cash Flows.

United States Securities and Exchange Commission
January 31, 2014

In future filings we will include quantitative information on factors affecting liquidity and cash flows similar to the above, but the impact of the three items noted in our discussion and quantified above can be computed by reference to the Company’s Condensed Consolidated Statements of Cash Flows.

In connection with the responses contained in this letter, the Company acknowledges that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States

If you would like additional information or want to discuss our responses to your comments, please contact the undersigned via telephone at (312) 894-4789 or via e-mail at jim.rogers@orbitz.com.

Very truly yours,
/s/ James F. Rogers
James F. Rogers Senior Vice President, General Counsel and Corporate Secretary